UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Famous Dave’s of America, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

307068106
(CUSIP Number)

Farnam Street Partners, L.P.

3033 Excelsior Boulevard, Suite 320

Minneapolis, MN 55426

Phone: (612) 323-6707

With a copy to:

Mark S. Weitz, Esq.

Stinson Leonard Street LLP

150 South Fifth Street, Suite 2300
Minneapolis, MN 55402
Phone: (612) 335-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 21, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box :☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 307068106	13D

1	NAME OF REPORTING PERSONS Farnam Street Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 312,220
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 312,220
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 312,220
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 307068106	13D

1	NAME OF REPORTING PERSONS Farnam Street Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 343,766
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 343,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 307068106	13D

1	NAME OF REPORTING PERSONS FS Special Opportunities I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,546
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,546
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 307068106	13D

1	NAME OF REPORTING PERSONS Raymond E. Cabillot
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 343,766
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 343,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 307068106	13D

1	NAME OF REPORTING PERSONS Peter O. Haeg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 343,766
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 343,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IN

Reference is made to the report on Schedule 13D originally filed jointly by the Farnam Group (as defined below in Item 1) with the Securities and Exchange Commission on June 24, 2013 (the “Schedule 13D”). Pursuant to this Amendment No. 1 to the Schedule 13D (the “Amendment”), the Schedule 13D is hereby amended as provided below.

ITEM 1.	SECURITY AND ISSUER.

Item 1 is hereby amended and restated as follows:

This Amendment relates to shares of the Common Stock, $0.01 par value, of Famous Dave’s of America, Inc., a Minnesota corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 12701 Whitewater Drive, Suite 200, Minnetonka, Minnesota 55343.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated as follows:

(a) This Schedule 13D is being filed jointly by:

●	Farnam Street Partners, L.P., a Minnesota limited partnership (“Farnam Fund”);

●	FS Special Opportunities I, L.P., a Minnesota limited partnership (“FS Special”);

●	Farnam Street Capital, Inc., a Minnesota corporation and General Partner of both Farnam Fund and FS Special (“Farnam Capital”);

●	Raymond E. Cabillot as the Chief Executive Officer and a director of Farnam Capital; and

●	Peter O. Haeg as the President and Secretary and a director of Farnam Capital;

(collectively, the “Farnam Group”).

(b)           The principal office and place of business for all of the Reporting Persons is 3033 Excelsior Boulevard, Suite 320, Minneapolis, Minnesota 55416.

(c)            Farnam Fund was organized in January 1998 as a Minnesota Limited Partnership. FS Special was organized in April 2013 as a Minnesota Limited Partnership. Farnam Fund and FS Special are both private investment partnerships located in Minneapolis, Minnesota. The principal business activities of both Farnam Fund and FS Special involve investing in equity securities of publicly traded companies, as well as other types of securities. Mr. Cabillot serves as Chief Executive Officer and a director of Farnam Capital, the General Partner of both Farnam Fund and FS Special. Mr. Haeg is President and Secretary and a director of Farnam Capital, the General Partner of both Farnam Fund and FS Special.

(d) – (e)

During the last five (5) years, neither Farnam Fund, FS Special nor the principals of each partnership’s General Partner have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Farnam Fund and FS Special is a Minnesota limited partnership. Farnam Capital is a Minnesota corporation. Messrs. Cabillot and Haeg are citizens of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated as follows:

Not applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated as follows:

All of the shares of the Issuer owned by the Farnam Group were, at the time of their purchase, acquired for investment purposes in the ordinary course of business. The Farnam Group makes investments in companies that it believes are undervalued and represent an attractive investment opportunity. The Farnam Group may, from time to time, purchase additional shares of the Issuer’s stock or dispose of all or some of the shares.

Except as set forth in this Item 4, the Farnam Group has no present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Farnam Group intends to review its investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets, conditions in the industry and general economic conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of its shares or change its intention with respect to any and all matters in Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

(a)          Collectively, the Farnam Group may be deemed to beneficially own 343,766 shares of the outstanding Common Stock of the Issuer, representing approximately 4.8% of the Common Stock of the Issuer (based upon 7,102,336 shares outstanding on March 11, 2014, as reported in the Issuer's most recent Annual Report on Form 10-K for the fiscal year ended December 29, 2013). 312,220 of such shares are directly owned by Farnam Fund and 31,546 are directly owned by FS Special. Each of Mr. Cabillot and Mr. Haeg disclaims beneficial ownership of all such shares for all other purposes.

(b)          Farnam Fund has sole voting power and sole dispositive power with regard to 312,220 shares of Common Stock of Issuer and FS Special has sole voting power and sole dispositive power with regard to 31,546 shares of Common Stock of Issuer.

Farnam Capital has shared voting and dispositive power of the Common Stock of Issuer beneficially owned by Farnam Fund and FS Special by virtue of the relationship between Farnam Capital and each of these entities as described in Item 2(a).

Mr. Cabillot and Mr. Haeg may be deemed to have shared voting and dispositive power of the Common Stock of Issuer beneficially owned by Farnam Fund and by FS Special, by virtue of the relationship between these individuals and each of these entities as described in Item 2(a).

(c)          Farnam Fund has made the following purchase and sales during the last 60 days:

Trade Date	Number of Shares Purchased	Number of Shares Sold	Price Per Share
2/14/2014	1,600		$24.99
2/14/2014		9,265	$24.9601
2/20/2014		1,100	$26.2615
2/21/2014		2,844	$25.9714
3/19/2014		5,554	$30.702
3/20/2014		29,049	$31.085
3/21/2014		19,149	$31.1483

FS Special has made the following purchases and sales during the last 60 days:

Trade Date	Number of Shares Purchased	Number of Shares Sold	Price Per Share
1/28/2014	3,000		$16.86
2/5/2014	120		$15.01
2/14/2014	306		$24.99
2/14/2014		1,635	$24.9601
2/20/2014		200	$26.2615
2/21/2014		500	$25.9714

All purchases and sales were open market purchases or sales.

(d)          Not applicable.

(e)          As of March 21, 2014, the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the Common Stock of the Issuer.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated as follows:

The Reporting Persons hereby restate the disclosures contained in Item 6 of the Schedule 13D, which are hereby incorporated by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No. 1:	Joint Filing Agreement (Incorporated herein by reference to Schedule 13D filed on June 24, 2013)

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 25, 2014

FARNAM STREET PARTNERS, L.P.

By: Farnam Street Capital, Inc.
Its: General Partner

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

FS SPECIAL OPPORTUNITIES 1, L.P.

By: Farnam Street Capital, Inc.
Its: General Partner

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

FARNAM STREET CAPITAL, INC.

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot

By:	/s/ Peter O. Haeg
Peter O. Haeg